Filed by Northrop Grumman Corporation
            Pursuant to Rule 425 under the Securities Act of 1933
                         and deemed filed pursuant to Rule 14 d-2
                           of the Securities Exchange Act of 1934

                         Subject Company:  Comptek Research, Inc.
                               Commission File Number:  001-08502




THE FOLLOWING PRESS RELEASE IS A PRELIMINARY COMMUNICATION PRIOR TO THE COMMENCEMENT OF THE TENDER OFFER.

COMPTEK RESEARCH, INC. SECURITY HOLDERS SHOULD READ THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY GET THE TENDER OFFER STATEMENT WHEN FILED AND OTHER FILED DOCUMENTS AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE (WWW.SEC.GOV)